NATIONAL
HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

March 23, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:	Form 10-K for the fiscal year ended September 30, 2011
Filed January 13, 2012
Form 10-K/A for the fiscal year ended September 30, 2011
Filed January 30, 2012
Form 10-Q for the fiscal quarter ended December 31, 2011
Filed February 14, 2012
File No. 001-12629

Ladies and Gentlemen:

On behalf of National Holdings Corporation (the “Company”), set forth below are the Company’s responses to comments contained in the letter (the  “Comment Letter”) dated February 24, 2012 from Suzanne Hayes, Assistant Director of the Securities and Exchange Commission (the “SEC”).  The responses are numbered to correspond to the comments set forth in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2011

Item 1A. Risk Factors, page 9

1.
We note your disclosure on page 26 and your Report of Independent Registered Public Accounting Firm regarding your operating as a going concern. In future filings please revise your Risk Factors to include a specific risk factor that addresses your risks associated with operating as a going concern.

Securities and Exchange Commission
March 23, 2012

Response:

The Company will include in the Risk Factors section of future filings a summary of the risks associated with operating as a going concern. It is the opinion of the Company that it did not expect there to be an impact to its operations, and to date there has been no impact to its operations as a result of operating under a condition of going concern. The Company respectfully submits that on Page 9 under “Risk Factors,” the specific risks that necessitated the going concern disclosure are clearly defined in the first three risk factors. However, to address your comments, the Company’s future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q will disclose the risks associated with operating as a going concern by including the following among its risk factors:

There is substantial doubt about our ability to continue as a going concern.

Our independent public accounting firm has issued an opinion on our consolidated financial statements that states that the consolidated financial statements were prepared assuming we will continue as a going concern and further states that our recurring losses from operations, stockholders’ deficit and inability to generate sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Our future is dependent on our ability to sustain profitability and obtain additional financing. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief through a filing under the U.S. Bankruptcy Code.

Item 7. Management's Discussion and Analysis, page 19

General

2.	We were unable to locate tabular disclosure of your contractual obligations as required by Item 303(A)(5) of Regulation S-K. Please revise your future filings to include this information.

Response:

We are a smaller reporting company and as such, we are exempt from providing tabular disclosure of our contractual obligations as otherwise required by Item 303(a)(5) as stated in Regulation S-K Item 303(d) Smaller Reporting Companies: A smaller reporting company is not required to provide the information required by paragraph (a)(5) of this item.

Liquidity and Capital Resources, page 24

3.
We note your disclosure here related to liquidity and capital resources, including disclosure of your primary sources of liquidity on page 25. Given the fact that you have a going concern opinion, coupled with continued recurring net losses and a decrease in stockholders' equity and operating cash flows over the last four fiscal years, please revise this disclosure in future filings to address the following. Refer to Item 303(A)(1) and (2) of Regulation S-K for guidance.

Securities and Exchange Commission
March 23, 2012

•
Provide a more thorough discussion of all known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

•	Consider providing a tabular disclosure of your sources of liquidity, and the related period end balance and average balance during the fiscal year for each period presented.

•
Provide a more thorough discussion of your material commitments for capital expenditures, and describe any known material trends, favorable or unfavorable, in your capital resources. Please ensure your discussion considers changes between equity, debt and any off-balance sheet financing arrangements.

•
We note your statement on page 25 that you may need to raise funds to enhance your working capital and use them for strategic purposes. Please revise future filings to include a discussion addressing specifically how you intend to raise funds and enhance your capital position.

Response:

The Company respectfully submits the following updated disclosure for use in future filings in the Liquidity and Capital Resources section to reflect the information suggested by the staff of the SEC.

Liquidity and Capital Resources

Sources of liquidity and capital resources

	Ending Balance at		Average Balance during fiscal
	2011	2010	2011	2010
Cash	$6,698,000	$5,390,000	$6,044,000	$5,941,500
Receivables from broker-dealers and clearing organizations	2,714,000	3,518,000	3,116,000	4,214,000
Marketable securities	454,000	680,000	567,000	655,500

Accounts payable, accrued expenses and other liabilities	11,832,000	11,943,000	11,887,500	13,412,000
Convertible notes payable excluding debt discount	6,000,000	6,000,000	6,000,000	6,000,000
Notes payable	-	500,000	250,000	500,000
Subordinated borrowings	100,000	750,000	425,000	800,000

At September 30, 2011 and 2010, 60% and 62%, respectively, of our total assets consisted of cash and cash equivalents, marketable securities owned and receivables from clearing brokers and other broker-dealers.  The level of cash used in each asset class is subject to fluctuation based on market volatility, revenue production and trading activity in the marketplace.  Allocation of cash into marketable securities classes are dependent upon overall market activity, but the majority of our securities owned are in municipal securities and common stock.

Securities and Exchange Commission
March 23, 2012

Our broker-dealer subsidiaries are subject to the SEC's Uniform Net Capital Rule 15c3-1, which is designed to measure the general financial integrity and liquidity of a broker-dealer and requires the maintenance of minimum net capital.  Net capital is defined as the net worth of a broker-dealer subject to certain adjustments.  In computing net capital, various adjustments are made to net worth that exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer's net capital.  National Securities has elected to use the alternative standard method permitted by the rule. This requires that National Securities maintain minimum net capital equal to the greater of $250,000 or a specified amount per security based on the bid price of each security for which National Securities is a market maker.  At September 30, 2011, National Securities’ net capital exceeded the requirement by approximately $479,000.  Due to its market maker status, vFinance Investments is required to maintain a minimum net capital of $1,000,000 and EquityStation is required to maintain $100,000, and at September 30, 2011 the firms had excess net capital of approximately $350,000 and $103,000, respectively.

Advances, dividend payments and other equity withdrawals from the Company’s broker-dealer subsidiaries are restricted by the regulations of the SEC and other regulatory agencies.  These regulatory restrictions may limit the amounts that a subsidiary may dividend or advance to the Company. During 2011 and 2010, the broker-dealer subsidiaries were in compliance with the rules governing dividend payments and other equity withdrawals.

The Company extends unsecured credit in the normal course of business to its brokers.  The determination of the appropriate amount of the reserve for uncollectible accounts is based upon a review of the amount of credit extended, the length of time each receivable has been outstanding, and the specific individual brokers from whom the receivables are due.

The objective of liquidity management is to ensure that the Company has ready access to sufficient funds to meet commitments, fund deposit withdrawals, and efficiently provide for the credit needs of customers.

Our primary sources of liquidity include the sale of our securities and other financing activities and our cash flow from operations. Excluding the impact of our notes, discussed below, we believe that we have sufficient funds from operations to fund our ongoing operating requirements through at least 2012.  However, we may need to raise funds to enhance our working capital and use them for strategic purposes.  If such need arise, we intend to generate proceeds from either debt or equity financing

Two of our convertible notes, aggregating $6,000,000, mature at dates ranging between March 31, 2012 and June 30, 2012.  Such notes are unsecured, are solely the obligation of the Company and not any of our operating subsidiaries, including our broker-dealer subsidiaries.  Our balance sheet comprises assets and liabilities, after consolidation eliminations, of $716,000 and $8,096,000, respectively, at September 30, 2011.  The notes are convertible at weighted average rate of $1.78 per share, at the option of the holders.  Our plan is to satisfy our obligations under such convertible notes by either: 1) providing incentives to the holders to either extend the maturity of the notes or convert the notes in shares of our common stock, 2) securing additional financing between now and the maturity dates to repay the notes, 3) repay the notes in cash and other available current assets at maturity, or 4) a combination of the aforementioned options. While the Company believes that it will ultimately satisfy its obligations under such convertible notes, we cannot guarantee that we will be able to do so at favorable terms, or at all.

Securities and Exchange Commission
March 23, 2012

We do not have any material commitments for capital expenditures.  We routinely purchase computer equipment and technology to maintain or enhance the productivity of our employees and such capital expenditures have ranged between $480,000 and $691,000 during the last two fiscal years.

	Years ended September 30,
	2011	2010
Cash flows from operating activities

Net loss	$(4,713,000)	$(6,635,000)
Non-cash adjustments
Depreciation and amortization	1,254,000	1,348,000
Amortization of advances to registered representatives	392,000	1,289,000
Increase in fair value of derivative liabilities	1,603,000	376,000
Fair value of options	265,000	532,000
Other	270,000	508,000

Changes in assets and liabilities
Receivable from broker-dealers, clearing organizations and others	1,420,000	1,070,000
Accounts payable	(690,000)	(3,068,000)
Other	357,000	318,000
Net cash provided by (used in) operating activities	158,000	(4,262,000)

Cash flows from investing activities
Redemption of note receivable	500,000	-
Investment in unconsolidated joint venture	(501,000)	-
Purchase of fixed assets	(480,000)	(691,000)
	(481,000)	(691,000)
Cash flows from financing activities
Repayment of notes payable	(500,000)	(100,000)
Net proceeds from issuance of preferred stock	1,334,000	1,666,000
Net proceeds from (repayments to ) subordinated borrowings	(650,000)	1,700,000
Net proceeds from issuance of common stock	1,585,000
Proceeds from the sale of interest in subsidiary		800,000
Other	(138,000)	(216,000)
	1,631,000	3,850,000

Net variation in cash	$1,308,000	$(1,103,000)

Fiscal 2011

The decrease in receivables during fiscal 2011 is primarily due to a decrease in receivables from clearing firms resulting from lower revenues during the month of September year over year, and the decrease in payables during fiscal 2011 is primarily due to a corresponding decrease in commissions payable.

Securities and Exchange Commission
March 23, 2012

Cash used in investing activities during fiscal 2011 amounted to $481,000 which was primarily due to the redemption of a note receivable of $500,000, offset by recurring purchases of computer equipment of $480,000 and an investment in an unconsolidated joint venture of $501,000.

Cash provided by financing activities of $1,631,000 during fiscal 2011 and was primarily due to net proceeds from the issuance of Series D Preferred Stock and our shares of common stock aggregating $2,750,000, offset by principal repayments aggregating $1,150,000 of subordinated borrowings and notes payable.

Fiscal 2010

The decrease in receivables during fiscal 2010 is primarily due to a decrease in receivables from clearing firms resulting from lower revenues during the month of September year over year, and the decrease in payables is primarily due to our ability to pay our accounts payable in a shorter period of time.

Cash used in investing activities during fiscal year 2010 consisted of recurring purchases of office equipment in the amount of $691,000.

Cash provided by financing activities of $3,850,000 during fiscal 2010 consists of the following:

●	We generated proceeds of $1,666,000 and $1,700,000 from the issuance of subordinated offerings and issuance of preferred stock in June 2010 and September 2010, respectively; and

●	We generated proceeds from the sale of a 24.9% interest in EquityStation of $800,000.

These cash inflows were offset by the repayment of notes payable of $100,000 and payment of financing costs of $216,000.

Our cash flows from operating activities increased from a shortfall of $4,262,000 during fiscal 2010 to a net cash flow from operating activities of $232,000 during fiscal 2011.  Such increase is primarily attributable to the following:

●	An increase in revenues offset by correlated commission and other compensation expenses amounting to $3,123,000;

●
A larger reduction of our accounts payable during fiscal 2010 when compared to fiscal 2011 due to larger cash flows from financing activities during fiscal 2010 of $2,219,000 when compared to fiscal 2010;

Securities and Exchange Commission
March 23, 2012

●	Offset by a decrease in of our receivables of $939,000 primarily attributable to timing of receipt of receivables from broker-dealers, which are generally due within 10 days.

Going Concern, page 26

4.
We note your statement here as well as on page F-6 that, irrespective of the outcome of satisfaction of the parent company's obligations related to the convertible notes, you believe it will not impact your operating subsidiaries' operations, which account for all of your consolidated revenues and 97% of your consolidated expenses.  It unclear to us how your consolidated subsidiaries' would not also be adversely affected if the parent company defaults on, or is otherwise adversely affected by, their obligation under the convertible notes agreement.  Please provide us with support for this assertion, and revise future filings to clarify what is meant by this statement.  If you are unable to support this assertion, please omit this assertion from future filings.

Response:

Under the terms of the parent company subordinated convertible debt referenced on page 26 of the Company’s Annual Report on Form 10-K and page F-6 of the Notes to Consolidated Financial Statements, the lender has no rights to the liquid capital maintained for operating purposes at the subsidiary level.  However, the Company acknowledges that if the lender declares a default and forecloses on the debt, it could potentially liquidate the holdings of the Company’s operating subsidiaries in the future in accordance with the rules and regulations of the SEC under Rule 15c3-1 and applicable rules and regulations of the Financial Industry Regulatory Authority.  As such, the Company undertakes to delete the referenced sentence and replace it with the following disclosure in future filings, where appropriate:

Should the Company default on the convertible notes and the lender forecloses on the debt, the operations of our subsidiaries will not be initially impacted.  However, following default, the lender could potentially liquidate the holdings of our operating subsidiaries sometime in the future in accordance with applicable SEC and FINRA rules and regulations.

AMENDMENT NO.1 TO FORM 10-K FILED ON JANUARY 30, 2012

Item 10. Directors, Executive Officers and Corporate Governance, page 3

5.
Please revise future filings for each director or person nominated to become a director, to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Refer to Item 401(e) of Regulation S-K.

Response:

The Company undertakes to include the disclosure provided below in future filings in the Directors, Executive Officers, and Corporate Governance disclosure section to reflect the information suggested by the staff of the SEC.  The proposed disclosure regarding each director is underlined in each director’s business background:

Securities and Exchange Commission
March 23, 2012

Mark Goldwasser has served as a director of National since December 28, 2001.  Mr. Goldwasser joined National in June 2000.  Mr. Goldwasser was named President in August 2000, Chief Executive Officer in December 2001 and Chairman in April 2005.  Prior to joining National, Mr. Goldwasser was the Global High Yield Sales Manager at ING Barings from 1997 to 2000.  From 1995 to 1997, Mr. Goldwasser was the Managing Director of High Yield Sales at Schroders & Co., and from 1991 to 1995, the Vice President of Institutional High Yield Sales at Lazard Freres & Co.  From 1984 to 1991, Mr. Goldwasser served as the Associate Director of Institutional Convertible Sales and Institutional High Yield Sales at Bear Stearns & Co., Inc.  From 1982 to 1984, Mr. Goldwasser was a Floor member of the New York Mercantile Exchange (NYMEX) and the Commodity Center (COMEX).  Mr. Goldwasser received his B.A. with Honors from the University of Capetown in 1979.  We believe that Mr. Goldwasser is qualified to serve as one of our directors for the following reasons:  he has over 30 years of experience in various capacities in the broker-dealer industry, either in the institutional or retail market and he has served as one of our directors since 2001.  Mr. Goldwasser has been our CEO for the last 10 years, overseeing our growth in revenues from $50,000,000 in 2001 to more than $126 million in 2011. Mr. Goldwasser has overseen our acquisition of vFinance, Inc. in 2007 and has played an important role in development and growth of various broker-dealers.

Leonard J. Sokolow served as the chairman of the board of directors of vFinance since January 1, 2007, one of its directors since November 8, 1997 and its Chief Executive Officer since November 8, 1999.  Following the merger, Mr. Sokolow joined National as its Vice Chairman and President and become a member of the Board of Directors as the nominee of vFinance.  From January 5, 2001 through December 31, 2006, Mr. Sokolow was President of vFinance.  From November 8, 1999 through January 4, 2001, Mr. Sokolow was Vice Chairman of vFinance’s board of directors.  Since September 1996, Mr. Sokolow has been President of Union Atlantic LC, a merchant banking and strategic consulting firm specializing domestically and internationally in technology industries that is a wholly owned subsidiary of vFinance.  Union Atlantic LC has been inactive since September 16, 2005.  Since August 1993, Mr. Sokolow has been President of Genesis Partners, Inc., a private financial business-consulting firm. Genesis Partners, Inc. has been inactive since December 31, 2002.  From August 1994 through December 1998, Mr. Sokolow was the Chairman and Chief Executive Officer of the Americas Growth Fund, Inc., a public closed-end management investment company.  Mr. Sokolow received his B.A. degree in Economics from the University of Florida in 1977, a J.D. degree from the University of Florida Levin College of Law in 1980 and an LL.M. degree in Taxation from the New York University Graduate School of Law in 1982. Mr. Sokolow is a Certified Public Accountant.  He is also a director of Consolidated Water Co. Ltd. (Nasdaq: CWCO) and Chairman of its audit and nominations committees, positions he has held since May 2006 and October 2009, respectively, and a director of Alberta Oilsands Inc. (TSX-V:AOS) and Chairman of its audit committee, positions he has held since April 2010.  We believe that Mr. Sokolow is qualified to serve as one of our directors for the following reasons:  Mr. Sokolow has over 30 years of experience in various capacities in the broker-dealer, merchant banking, and investment management industries and he has served as one of our directors since 2007.  Until that point, he had served as a director of vFinance since 1997.  Mr. Sokolow has been our President since 2007.  Additionally, Mr. Sokolow has played an important role in development and growth of various broker-dealers. Finally, Mr. Sokolow is the sole director with a background in law, economics and accounting.

Securities and Exchange Commission
March 23, 2012

Robert W. Lautz, Jr. has served as a director of National since July 1, 2008.  Mr. Lautz has served as a Managing Director of St. Cloud Capital, a Los Angeles based private equity fund, since December 2001.   Mr. Lautz was formerly the Chairman of REO.com, the nation’s leading Internet-based sales mechanism for bank foreclosed properties. Prior to that he served as the CEO of ListingLink, the original Internet-based residential property multiple listing service. Mr. Lautz formed and was Chairman and CEO of Indenet, Inc., a Nasdaq-listed private satellite-based network that delivered digital advertisements and programming to the 3000+ national broadcast and cable television networks. From 1994 to 1997, he built Indenet from a public shell with $4 million in cash to a company with over $50 million in revenue, $120 million in market value and 650 employees in 19 facilities around the world. Mr. Lautz also owned and operated Peerless Capital, a venture capital business which invested in various management led leveraged buyouts and private equity transactions. Mr. Lautz began his career within Citibank’s Operating Group where he rose to become the Senior Financial Officer, responsible for all financial functions and strategic planning for his division. He currently serves on the board of directors of Mertz Manufacturing, LLC, Compact Power Equipment Center, LLC, Security Contractor Services, Inc., TMS, Inc., and SecureOne Data Solutions, LLC. Mr. Lautz earned a Master’s degree from the American Graduate School of International Management (Thunderbird), and a BS in Business Administration from Miami University in Oxford, Ohio.  We believe that Mr. Lautz is qualified to serve as one of our directors for the following reasons:  he has served as an executive in the investment community for the past 30 years and is well versed in our operations and strategy, having been one of our directors for the last three years.

Jorge A. Ortega has served as a director of National since July 1, 2008.  He had been a director of vFinance since June 6, 2007.  Mr. Ortega has served as President of The Jeffrey Group, Inc., a marketing, communications and public relations consulting firm since February 2005.  From October 1991 to January 2005, Mr. Ortega was Managing Director of Burson-Marsteller, LLC, a global public relations and public affairs firm.  Mr. Ortega received his B.A. degree in Business Administration from The American University in 1985.  We believe that Mr. Ortega is qualified to serve as one of our directors for the following reasons:  he is our sole director with experience of over 20 years in marketing and public relations, particularly with one of the largest communications firms in the world, combined with his existing understanding of our operations and strategy, having been one of our directors for the last four years.

Frank S. Plimpton, joined the National Board in June 2010 and has over 30 years of experience in reorganizations, investment banking and private equity investing. Mr. Plimpton served as a partner of Matlin Patterson Global Advisors LLC from its inception in July 2002 through 2008, and was a member of its predecessor, the Distressed Securities Group at Credit Suisse First Boston from 1998-2002.  Mr. Plimpton worked as a distressed investor with Smith Management Company (1991-1995), Pegasus Financial (1995-1996) and Wexford Capital Advisors (1996-1998); as an M&A/restructuring investment banker with PaineWebber Incorporated (now part of UBS, 1984-1989) and Solomon Brothers, Inc. (now part of Citicorp, 1989-1991); and as a Chapter 11 bankruptcy lawyer with Milbank, Tweed, Hadley & McCloy (1981-1984). Mr. Plimpton is a former director of Broadpoint Gleacher Securities, Inc. (now Gleacher & Co.), XLHealth Corporation, Renewable BioFuels, LLC, and NorthernStar Natural Gas, LLC.  Mr. Plimpton holds a BA in Applied Mathematics and Economics from Harvard College (cum laude, 1976). Mr. Plimpton received a law degree from the University of Chicago Law School (1981), and an MBA (1980) from the University of Chicago Booth School of Business.  We believe that Mr. Plimpton is qualified to serve as one of our directors for the following reasons:  he has 30 years of experience in reorganizations, investment banking and private equity.

Securities and Exchange Commission
March 23, 2012

Paul J. Coviello, joined the National Board in September 2010 and is the founder and CEO of Linden Asset Management, Inc. and has been in the investment advisory business for over 30 years. During this time, Mr. Coviello organized Linden Growth Partners LP, Linden Global Partners Ltd and Linden Community Bancshares, LP. In 2001, he participated in the organization of the newly created Landmark Bank where he served on the Board of Directors for ten years. Mr. Coviello is a graduate of Wilkes University with a Bachelor’s degree in economics. He attended the graduate economics program at the State University of New York and completed the Harvard Business School’s private equity and venture capital program.  We believe that Mr. Coviello is qualified to serve as one of our directors for the following reasons:  he has 30 years of experience in the investment advisory business.

 Michael S. Weiss, joined the National Board in January 2011 and is currently the Managing Member of Opus Point Partners. He began his professional career as a lawyer at Cravath, Swaine & Moore.  From 1993 through 1999, he co-managed the Aries Funds.  In 1999, Mr. Weiss founded Access Oncology which was later acquired by Keryx Biopharmaceuticals (NASDAQ: KERX) in 2004.  Following the merger, Mr. Weiss remained as CEO of Keryx until April 2009.  Mr. Weiss earned his B.S. in Finance from The University at Albany and his J.D. from Columbia Law School.  We believe that Mr. Weiss is qualified to serve as one of our directors for the following reasons: he has 20 years of experience in investment management and has acted as an executive of a publicly-traded company. Additionally, Mr. Weiss has a background in the legal and financial fields.

Item 11. Executive Compensation Summary Compensation Table, page 6

6.	Please revise your future filings to break down the components of the Other Compensation in a footnote to your Summary Compensation Table.

Response:

The Company will undertake to include a breakdown of the components included in Other Compensation in future filings in a footnote to the Executive Compensation Summary Compensation Table as suggested by the staff of the SEC. The following is the proposed disclosure:

Securities and Exchange Commission
March 23, 2012

Summary Compensation Table

The following table sets forth the cash compensation paid by the Company to each of its Named Executive Officers during the fiscal years ended September 30, 2011 and 2010:

Name and Capacity	Year	Salary (1)	Nonequity Incentive Plan Compensation	Options	Other Compensation (3)	Total Compensation

Mark Goldwasser	2011	480,785	-	-	24,960	580,745
Chief Executive Officer	2010	441,693	-	-	30,492	521,805

Leonard J. Sokolow	2011	480,785		-	26,760	582,545
Vice Chairman and President	2010	441,693		-	31,292	522,577

Alan B. Levin	2011	175,123	20,000	-	12,420	207,543
CFO & Secretary	2010	170,521	8,400	-	17,492	196,413
________________________

(1)	This column should only include base salary
(2)	No option grants were made in 2010 or 2011
(3)	Represents perquisite payments for auto allowance and club memberships and certain insurance premiums as follows:

Securities and Exchange Commission
March 23, 2012

	Fiscal Year Ended
	2011	2010
Mark Goldwasser
Insurance premiums	12,960	17,492
Club membership	-	1,000
Auto allowance	12,000	12,000
	24,960	30,492

Leonard Sokolow
Insurance premiums	12,960	17,492
Club membership	1,800	1,800
Auto allowance	12,000	12,000
	26,760	31,292

Alan Levin
Insurance premiums	12,420	17,492
Club membership	-	-
Auto allowance	-	-
	12,420	17,492

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 12

7.
We note that at least some of your indebtedness is with one or more entities affiliated with one of your current directors. Please expand your disclosure in future filings in the Related Transactions section to disclose the information required by Item 404(a) of Regulation S-K.

Response:

In future Annual Reports on Form 10-K filed pursuant to the Exchange Act, the Company will undertake to include a disclosure to more fully explain the relationship of certain indebtedness to certain directors of the Company as suggested by the staff of the SEC, by revising its filings as indicated below:

On March 31, 2008 and June 30, 2008, the Company entered into two loans in the aggregate principal amount of $6,000,000 with St. Cloud Capital, LLC (“St. Cloud”) as lender, of which all $6,000,000 remains outstanding.  Through holdings in St. Cloud, Kacy R. Rozelle and Robert W. Lautz, Jr., members of the Company’s board of directors, are parties to the loans.  As of February 9, 2012, the Company had paid $2,175,000 in cumulative interest on the loans since inception at a rate of 10%.  Mr. Rozelle and Mr. Lautz each hold less than 25% stakes in the indebtedness, respectively.

Securities and Exchange Commission
March 23, 2012

FORM 10-Q FISCAL QUARTER ENDED DECEMBER 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and results of Operations Results of Operations, page 26

8.
You disclose here that the reason for the 27% decrease in total revenues and the 43% decrease in commission revenues from the first quarter of fiscal year 2011 to the first quarter of fiscal year 2012 is attributable to "generally less favorable market conditions for corporate securities." Please revise this section as well as the "Business Environment" section on page 25 to address the following:

●	More specifically identify the market conditions that negatively affected your business lines during the periods presented.

o	Response:

The market conditions which negatively impacted our retail activities as well as our peers during the three-month period ended December 31, 2011 were as follows:

The market’s lack of confidence in the repayment of certain sovereign debts held by a number of financial institutions and other investors;

High US unemployment and economic uncertainties which impacted the operating results and financing opportunities for companies in the micro, small and midcap market in which we are active; and

Lack of predictability in the market recovery resulted in declining interest in various sectors in which our retail activities are focused, which translated in unusual volatility and lack of liquidity in the capital markets.  This caused a decline in trading activity, and accordingly, our revenues during the three-month period ended December 31, 2011.

●	Identify the particular trends experienced and discuss your expectation for those trends to continue.

o	Response:

It is not practical to determine to what extent whether such market conditions will continue, or whether they will improve or worsen.  It is also difficult to predict which future events will impact the market conditions in the future.  Accordingly, we are unable to determine any particular trend in our revenues.

Securities and Exchange Commission
March 23, 2012

●	Specifically address the extent to which the decrease in commissions involved changes in volume, changes in commission pricing, or a change in product mix.

o	Response:

The decrease in commissions was primarily due to lower revenues which were attributable to lower volume of transactions we made on behalf of our clients.

Due to the lack of transparency in these issues, the Company respectfully requests that it not be required to amend its Form 10-Q with the understanding that to the extent these types of questions can be answered, the Company will expand its future disclosures to do so.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 23, 2012

Please call the undersigned at (561) 981-1007 with any comments or questions regarding the Company’s response and please send a copy of any written comments to the following party:

Mark McElreath Alston & Bird LLP 90 Park Ave New York, NY 10016 Phone: (212) 210-9400 Fax: (212) 210-9444

Very truly yours,

By:	/s/ Alan B. Levin
Alan B. Levin
Chief Financial Officer

cc:	National Holdings Corporation
Mark Goldwasser
Leonard J. Sokolow

Alston & Bird LLP
Mark McElreath, Esq.
Colin Roberts, Esq.

Sherb & Co., LLP
Manny Tzagarakis, Partner

Securities and Exchange Commission
Wilson K. Lee, Staff Accountant
Stacie Gorman